Exhibit 99.1

Gilat Announces $100 Million Five-Year Convertible Notes

at 60% Conversion Premium

3.75% senior unsecured financing with no financial maintenance covenants

Transaction provides long-term financial flexibility to accelerate investments in space technologies and additional strategic opportunities

Petah Tikva, Israel, August 31, 2026 – Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) (“Gilat” or the “Company”), a worldwide leader in satellite networking technology, solutions, and services, announced today that it has received and accepted commitments from Israeli institutional investors, as defined under Israel’s Securities Law, 5728-1968 (the “Investors”), to participate in a private placement (the “Private Placement”) of convertible notes issued by the Company (the “Notes”). Subject to the terms and conditions of the Notes, the Notes will be convertible into ordinary shares, par value NIS 0.20 per share, of the Company (the “Ordinary Shares”).

The gross proceeds from the sale of the Notes are expected to be approximately $100 million, before deducting fees and estimated offering expenses. Gilat intends to use the net proceeds for general corporate purposes, with a particular focus on accelerating investments in next-generation satellite and space technologies, supporting initiatives and the continued expansion of its multi-orbit, mobility, ground and defense technology capabilities.

“This financing further strengthens Gilat’s financial flexibility and provides us with additional capital to accelerate investment in the technologies shaping the future of space and satellite communication,” said Adi Sfadia, Gilat’s CEO. “We see significant opportunities across innovative space technologies and multi-orbit connectivity, advanced ground technologies, mobility and defense. This additional capital enhances our ability to invest organically, expand our technology portfolio and pursue opportunities that can broaden our capabilities and addressable markets.”

The conversion price will be $16.00 per Ordinary Share, representing a conversion premium of approximately 60% above the last reported sale price of $9.94 per Ordinary Share on the Nasdaq Global Select Market (“Nasdaq”) on August 28, 2026. However, if the sale price per Ordinary Share on Nasdaq equals or exceeds $20.00 for 10 consecutive trading days, Gilat may elect, from time to time, to cause the holders of the Notes to convert the Notes (subject to certain limitations), on or after September 1, 2027.

The Notes will be senior unsecured obligations of Gilat and will bear interest at a rate of 3.75% per annum from and including the date of the Closing, with interest payable annually on September 1 of each year, beginning on September 1, 2027. If the sale price per Ordinary Share on Nasdaq does not equal or exceed an average of $15.00 for a consecutive 30-day period ending 18 months after the issuance date (the “Measurement Date”), the interest rate for the period beginning on the Measurement Date will increase by 1.25%. The Notes will mature on September 1, 2031, unless redeemed or converted earlier.

The Private Placement is expected to close on September 1, 2026 (the date of the closing, the “Closing”), subject to the satisfaction of customary closing conditions.

The Private Placement is being made only in Israel and is not being made to U.S. persons, as defined in Rule 902 of the U.S. Securities Act of 1933, as amended (the “Securities Act”), pursuant to a registration exemption afforded by Regulation S promulgated under the Securities Act. During the 40-day distribution compliance period under Category 2 of Regulation S, the Notes may not be offered or sold to a U.S. person or for the account or benefit of a U.S. person (other than a distributor). The Notes and the Ordinary Shares will be subject to certain transfer restrictions.

The Notes will be issued in the Private Placement pursuant to the terms and conditions of a deed of trust between Gilat and Reznik Paz Nevo Trusts Ltd., as trustee. The Notes will not be registered under the Securities Act and will not be offered or sold in the United States absent registration or an applicable exemption from registration under the Securities Act. Gilat has undertaken to prepare and file with the SEC, no later than 12 months following the Closing, a new registration statement or a prospectus supplement to a prospectus that forms part of an existing registration statement for the resale of the Ordinary Shares underlying the Notes.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With over 35 years of experience, we develop and deliver deep technology solutions for satellite, ground, and new space connectivity, offering next-generation solutions and services for critical connectivity across commercial and defense applications.  We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Together with our wholly owned subsidiaries Gilat Wavestream, Gilat DataPath, and Gilat Stellar Blu, we offer integrated, high-value solutions supporting multi-orbit constellations, Very High Throughput Satellites (VHTS), and Software-Defined Satellites (SDS) via our Commercial and Defense Divisions. Our comprehensive portfolio is comprised of a software-defined platform and modems, high-performance satellite terminals, advanced Satellite On-the-Move (SOTM) antennas and Electronically Steered Antennas (ESAs), highly efficient, high-power Solid State Power Amplifiers (SSPAs) and Block Upconverters (BUCs) and includes integrated ground systems for commercial and defense markets, field services, network management software, and cybersecurity services.

Gilat’s products and tailored solutions support multiple applications including government and defense, IFC and mobility, cellular backhaul, enterprise, aerospace and critical infrastructure clients, all while meeting the most stringent service level requirements. For more information, please visit: https://www.gilat.com.

Legal Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements that are not historical facts and can generally be identified by the use of forward-looking terminology such as “estimate,” “project,” “intend,” “expect,” “believe,” “anticipate,” “plan,” “may,” “will,” “seek,” “could,” “should,” or similar expressions. Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements related to our expectations regarding the issuance and sale of the Notes, the closing date of the transaction, and the intended use of the proceeds from the sale of the Notes. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements of Gilat to differ materially from those expressed in, or implied by, such statements. These risks and uncertainties include, among others, changes in general economic, market and business conditions; failure to maintain market acceptance of Gilat’s products; failure to timely develop and introduce new technologies, products and applications; rapid changes in the markets in which Gilat operates; increased competition, loss of market share or pressure on prices; loss of key OEM partners; inability to attract and retain qualified personnel; inability to protect proprietary technology; and risks associated with Gilat’s international operations and its location in Israel, including those arising from regional military conflicts and geopolitical instability. For additional information regarding these and other risks and uncertainties, please refer to Gilat’s filings with the U.S. Securities and Exchange Commission. Gilat undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact:

Gilat Satellite Networks

Hagay Katz, Chief Products and Marketing Officer

PublicRelations@gilat.com

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